

S S
COMMISSION
549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

RECD S.E.C.
FEB 28 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50739

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** (MM/DD/YY) AND ENDING **12/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CyberTrader, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12401 Research Blvd., Bldg 2, #350
(No. and Street)

Austin	**Texas**	**78759**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon T. Phelps **(512) 682-7737**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2200 Ross Avenue, Suite 1600	**Dallas**	**Texas**	**75201-6778**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Vincent Phillips, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CyberTrader, Inc. (the "Company") (a wholly owned subsidiary of CyberCorp Holdings, Inc.) for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client.

State of Texas)
County of Travis)ss.

Signature

Chief Executive Officer
Title

On this 23rd day of February 2005 before me, Pamela B. Willett, Notary Public, personally appeared Vincent Phillips, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public


PAMELA B WILLETT
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
10 - 22 - 2007

CyberTrader, Inc.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)
(SEC I.D. No. 8-50739)

Statement of Financial Condition
Year Ended December 31, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * * *

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com


RECD S.E.C.
FEB 28 2005
1088

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
CyberTrader, Inc.

We have audited the accompanying statement of financial condition of CyberTrader, Inc. (the "Company") (a wholly owned subsidiary of CyberCorp Holdings, Inc.) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of CyberTrader, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2005

CYBERTRADER, INC.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(In thousands, except share and per-share amounts)

Assets	
Cash and cash equivalents	$ 5,504
Receivables from broker-dealer and clearing organizations	3,829
Receivables from parent and affiliates	1,785
Prepaids and deposits	1,008
Equipment, office facilities and property—net	59
Other assets	414
Total	$ 12,599
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses and other liabilities	$ 3,421
Income taxes payable	679
Payable to parent and affiliates	25
Total liabilities	4,125
Commitments and contingent liabilities (Note 8)	
Stockholder's equity:	
Preferred stock, $.01 par value—30,000 shares authorized; none issued	-
Common stock, $.01 par value—100,000 shares authorized; 1,000 shares issued and outstanding	-
Additional paid-in capital	499,509
Accumulated deficit	(491,035)
Total stockholder's equity	8,474
Total	$ 12,599

See notes to statement of financial condition.

CYBERTRADER, INC.
(A Wholly Owned Subsidiary of CyberCorp Holdings, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2004

1. Significant Accounting Policies

Organization—CyberTrader, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of CyberCorp Holdings, Inc. ("Parent").

Basis of Presentation—The Company is a fully disclosed broker-dealer that offers online brokerage services to investors via the Internet. The Company clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore does not hold customer funds or securities.

Use of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Significant estimates relate primarily to the valuation of goodwill and other intangible assets, utilization of future tax benefits and accruals for legal reserves. Actual results could differ significantly from such estimates.

Securities Transactions—Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs.

Investment Data Service Fees—The Company provides investment data services to its clients electronically. Revenues are recognized at the time of usage by the client.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including commercial paper and money market funds) with original maturities of three months or less to be cash equivalents.

Goodwill and Other Intangible Assets—On March 1, 2000, the Parent was acquired by The Charles Schwab Corporation ("CSC") for $517 million in a nontaxable stock-for-stock exchange. Pursuant to the acquisition, the Parent became a wholly owned subsidiary of CSC. The acquisition was accounted for using the purchase method of accounting, which resulted in the recognition of goodwill and other intangible assets of approximately $483 million and $30 million, respectively.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill and other intangible assets were evaluated for impairment based on carrying amounts as of April 1, 2004 and, as discussed in Note 2, the Company recognized an impairment of $90,000,000.

Stock-Based Compensation—The Company applies Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for CSC's

stock-based employee compensation plans. Because CSC grants stock option awards at market value, there is no compensation expense recorded when the awards are granted.

Income Taxes—The Company is included in CSC's consolidated federal income tax return but files its own state and local tax returns. Federal income taxes are calculated as if the Company and CSC filed separate income tax returns, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Depreciation—Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

2. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill and other intangible assets during the year ended December 31, 2004 is as follows:

Balance—January 1, 2004	$ 90,000,000
Impairment losses	(90,000,000)
Balance—December 31, 2004	$ -

In 2004, the Company determined that its goodwill was impaired due to significant declines in trading volumes that reduced the expected future cash flows of the Company. Management estimated the fair value of the Company using a combination of discounted future cash flow projections and comparison to recent market transactions for similar companies and recognized a goodwill impairment of $90,000,000.

3. Restructuring

In the second quarter of 2004, CSC commenced a firm-wide cost-reduction effort designed to mitigate the financial impact of its pricing changes and to strengthen its productivity and efficiency. The goals of this effort include eliminating work that is not essential to meeting client service standards or CSC's ongoing operating needs, reengineering work processes to maximize productivity, minimizing organizational complexity through functional streamlining, and addressing business unit performance. At December 31, 2004, $447,068 of restructuring liabilities remain in accrued expenses and other liabilities, which represents primarily cash payments for severance pay and benefits over the severance period through 2006.

4. Related Party Transactions

The net amounts due to the Parent and affiliates are presented in the accompanying statement of financial condition and are settled on an as-needed basis. The amount due from the Parent and affiliates as of December 31, 2004 is related to amounts advanced to the Parent for management fees charged to the Company. Management fees are charged in accordance with a service agreement between the Company and the Parent and represent compensation and other costs incurred by the Parent for the benefit of the Company. These costs also include management, administrative, marketing, data processing services and occupancy costs.

The Company has a services agreement for research services with UST Securities Corp. ("UST"), an affiliate. Pursuant to this agreement, the Company provides research services to UST in exchange for 35% of the gross commissions generated by a selected group of UST clients.

CSC provides listed floor brokerage services to the Company.

5. Income Taxes

Other assets include net deferred tax assets of $81,000 at December 31, 2004, which was comprised of deferred tax assets of approximately $459,000, partially offset by deferred tax liabilities of approximately $378,000. Deferred tax assets are primarily attributable to reserves and allowances of approximately $421,000. Deferred tax liabilities are primarily attributable to depreciation and amortization differences of approximately $312,000.

The Company determined that no valuation allowance against deferred tax assets at December 31, 2004 was necessary.

6. Employee Benefit and Incentive Plans

The Company's employees are participants in or eligible to participate in retirement and other employee benefit plans provided by CSC in effect at the time of acquisition. Accordingly, the following summarizes such plans:

401(k) Plans—CSC has a profit sharing plan, including a 401(k) salary deferral component, for eligible employees who have met certain service requirements. CSC matches certain employee contributions; additional contributions to this plan are at the discretion of CSC.

Long-Term Incentive Plans—In 2004, CSC awarded to all eligible officers long-term incentive plan ("LTIP") units and restricted stock under a long-term incentive program. These awards are restricted from transfer or sale and generally vest over a four-year period. The cash payout of the LTIP units at the end of the vesting period is based upon CSC achieving certain cumulative EPS levels.

7. Regulatory Requirements

The Company operates pursuant to the Act's Rule 15c3-3 under the exemption of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Act, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by Rule 15c3-1, which currently requires maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the SEC.

At December 31, 2004, the Company had net capital of $5,616,000, which was $5,366,000 in excess of its required net capital of $250,000.

8. Commitments and Contingencies

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing service provider extends credit to the Company's customers, subject to various

regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. All securities transactions are cleared through the use of one clearing service provider on a fully disclosed basis. Substantially all of the transactions are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

9. Geographic Concentration

At December 31, 2004, approximately 20% of the Company's total client accounts were located in California.

* * * * * *



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

February 23, 2005

Board of Directors and Stockholder
CyberTrader, Inc.
12401 Research Blvd.
Austin, Texas 78759

Dear Members of the Board:

In planning and performing our audit of the financial statements of CyberTrader, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 23, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a 5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP